Exhibit 1

For Immediate Release

SuperCom Broadens its Management Team with International Capabilities

Names new CFO, Simona Green, and North America VP Sales of Public Sector Solutions, Jason Gilbert

Herzliya, Israel & New York, NY, August 4, 2014 – SuperCom (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, announced today that it has named Ms. Simona Green as its new CFO and Mr. Jason Gilbert as its new North America VP Sales of Public Sector Solutions.

The Company's departing CFO, Mr. Doron Ilan, will continue to work jointly with Ms. Green during the transition period to ensure a smooth changeover.

“I would like to take this opportunity to express our deep thanks to Doron, who has served SuperCom through both exciting and challenging times, and we wish him the very best of luck in the future,” commented Mr. Arie Trabelsi, President and CEO of SuperCom.

Ms. Green, CPA, has over 20 years of international finance and accounting leadership. Her experience consists of a variety of managerial and finance roles in Israeli firms, including publicly traded companies with large international operations. Her previous responsibilities required international strategic planning and business execution, while maintaining strict financial controls.

Ms. Green previously served as VP of Finance & Operation of Mercury Scientific & Industrial Products Ltd. Prior to that, she served for 10 years as CFO of RiT Technologies Ltd, a US publicly traded global provider of network infrastructure solutions for Data centers and Communication networks, with local presence in many countries around the world. Prior to RiT, she served for 7 years as a senior partner at Somekh Chaikin, a member firm of KPMG International.

Mr. Trabelsi concluded, “We are very pleased to welcome Simona to the SuperCom family. With her proven managerial and financial capabilities, as well as her vast experience in international operations and strategic planning, we are confident that she will be a key contributor as we continue to implement our international growth strategy.”

Mr. Jason Gilbert brings over 15 years of experience in bringing progressive technology solutions to the private and public sectors, 10 of which in sales leadership in the Public Safety and Law Enforcement industries. Before joining SuperCom, he served for 2 years as VP of Sales of Corrisoft Inc., a US provider of monitoring solutions for public safety, building a strong sales team from the bottom up. Prior to that, he served for six years as a Regional Sales Manager at STOP (Satellite Tracking of People LLC), a US provider of comprehensive monitoring solutions and services for the public safety market.

“We are very pleased to welcome Jason to the SuperCom family. Given his strong background in sales of public safety solutions and his deep understanding of customer needs in the public sector, we expect he will be a very valuable asset. We look forward to him helping us grow public sector sales in North America as we move ahead with our strategy to become a key M2M provider.” commented Mr. Ordan Trabelsi, President of SuperCom Inc.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Company Contact: Ordan Trabelsi, President of SuperCom Inc. Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.